UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at January 9, 2008

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Gerald Panneton
President and CEO

Date: January 9, 2008

* Print the name and title of the signing officer under his signature

    Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

CONTINENTAL'S XIETONGMEN PROJECT RECEIVES TWO MORE IMPORTANT APPROVALS
- ENVIRONMENTAL IMPACT ASSESSMENT AND CONSERVATION PLAN

January 9 2008, Vancouver, BC - Continental Minerals Corporation ("Continental" or the "Company") (TSX Venture: KMK; OTCBB: KMKCF) announces government approval of two more reports required for its mining license application for the Xietongmen Project (the "Project") in the Tibet Autonomous Region, People's Republic of China ("PRC").

The State Environmental Protection Administration ("SEPA") has approved the Environmental Impact Assessment and the Ministry of Water Resources has approved the Soil and Water Conservation Plan. These two reports were completed by certified Chinese design institutes working in accordance with Chinese rules and regulations. Continental has now received approvals for all but one of the reports required for the mining license application (see background information posted on Continental's website). The Land Reclamation Plan is scheduled for completion in January, and will be submitted as part of the mining license application.

The Xietongmen porphyry copper-gold deposit was discovered by drilling in 2005. A comprehensive program for the Project commenced in 2006, designed to collect the data necessary for the completion of all reports required by the Chinese government to apply for a mining license, as well as the positive feasibility study (announced in August 2007). These technical studies have also provided data for a social and environmental impact assessment ("SEIA") that is being completed by internationally recognized consultants in accordance with International Finance Corporation ("IFC") standards. The SEIA is scheduled to be completed in the coming months and, together with the feasibility study, will play an important role in the financing of the Project.

President and CEO Gerald Panneton said: "Excellent progress continues to be made toward our mining license application and completion of the technical, environmental and social studies for Xietongmen. Our goal is to fulfill all requirements for a mining license, design and build an operation that meets international standards, and contributes positively to the economic development of the region. With our major shareholder, the Jinchuan Group (which recently increased its position in KMK to 14% through exercising warrants (C$2.25) at a premium of 36% to the current market), we look forward to developing this excellent project."

For additional details, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Gerald Panneton
President and Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Continental expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.